SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                           LENNOX INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share



                                   526107107
                                 (CUSIP Number)


                               December 31, 2001
            (Date of Event Which Requires Filing of this Statement)




Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

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CUSIP No. 526107107                     13 G                   Page 2 of 4 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Steven R. Booth
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [x]
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                 5   SOLE VOTING POWER
NUMBER OF            731,565 shares
SHARES           ---------------------------------------------------------------
BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY             2,238,057 shares
EACH             ---------------------------------------------------------------
REPORTING        7   SOLE DISPOSITIVE POWER
PERSON               731,565 shares
WITH             ---------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER
                     2,238,057 shares
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,969,622 shares
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.3 %
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12 TYPE OF REPORTING PERSON*
   IN
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

                            STATEMENT ON SCHEDULE 13G

     Steven R. Booth hereby amends and supplements his Statement on Schedule 13G as originally filed on February 14, 2000 and amended as of December 31, 2000 by Amendment No. 1 (collectively, the "Amended Statement"), with respect to common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4. Ownership.

        Item 4 of the Amended Statement is hereby amended and supplemented as of December 31, 2001 as follows:

        (a) Amount beneficially owned:  2,969,622 shares

        (b) Percent of class: 5.3 %

        (c) Number of shares as to which the reporting person has:

            (i)   sole power to vote or direct the vote: 731,565

            (ii)  shared power to vote or direct the vote: 2,238,057

            (iii) sole power to dispose or to direct the disposition of: 731,565

            (iv)  shared power to dispose or to direct the disposition of:
                  2,238,057

            Included in the aggregate amount of shares beneficially owned by Mr. Booth are 58,938 shares of Common Stock owned by Mr. Booth's spouse. Mr. Booth disclaims beneficial ownership of these shares.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002

                              /s/ Steven R. Booth
                              --------------------------------------------------
                              Steven R. Booth




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